

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 17, 2021

Paul Ginocchio
Chief Financial Officer
Augmedix, Inc.
1161 Mission Street Suite LL
San Francisco, California 94103

> **Re: Augmedix, Inc.**
> **Form 8-K**
> **Exhibit No. 10.10**
> **Filed October 9, 2020**
> **File No. 000-56036**

Dear Mr. Ginocchio:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance